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                       SECURlTIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 12)*

                               IBS FINANCIAL CORP.
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                                  Common Stock
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                                   44922Q105
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                                 (CUSIP Number)


    Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054 (201) 560-1400
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                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)
                                  July 2, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (I) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has hled no amendment subsequent thereto reporting beneficial ownership of hve percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subjcct to all other provisions of thc Act (however, see the Notes).

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     The  statement  on  Schedule  13D  which was filed on  September  8,  1995,
Amendment #1 which was filed on November 6, 1995, Amendment #2 which was filed on November 16, 1995, Amendment #3 which was filed on December 7, 1995, Amendment #4 which was filed on February 5, 1996, Amendment #5 which was filed on March 18, 1996, Amendment #6 which was filed on June 13, 1996, Amendment #7 which was filed on October 11, 1996, Amendment #8 which was filed on November 19, 1996, Amendment #9 which was filed on December 16, 1996, Amendment #10 which was filed on January 28, 1997 and Amendment #11 which was filed on June 26, 1997 on behalf of Seidman and Associates, L.L.C. ("SAL"), Seidman and Associates II, L.L.C. ("SAL II"), Federal Holdings, L.L.C., ("Federal"), Seidman Investment Partnership ("SIP"), L.P., Lawrence B. Seidman, Individually ("Seidman"), The Benchmark Company, Inc. ("TBCI"), Benchmark Partners LP ("Partners"), Richard Whitman, Individually ("Whitman"), Lorraine DiPaolo ("DiPaolo"), Individually, Ernest Beier, Jr., Individually ("Beier") and Dennis Pollack ("Pollack") (collectively, the "Reporting Persons") with respect to the Reporting Persons' beneficial ownership of shares of Common Stock, $.01 par value (the "Shares"), of IBS Financial Corp., a New Jersey Corporation (the "Issuer), is hereby amended as set forth below. Such Statement on Schedule 13D is hereinafter referred to as the "Schedule 13D". Terms used herein which are defined in the
Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

4.       Purpose of Transaction

     The Operating Agreement for Federal Holdings, L.L.C. provides that on or after June 13, 1997, the Administrative Manager has the right to extend the discretionary authority granted to Lawrence Seidman, the Investment Manager, or select a successor Investment Manager. Mr. Seidman's investment discretion has been extended pursuant to the terms and conditions of the Operating Agreement.


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     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information set forth in this statement is true, complete and correct.


                                            /s/      Lawrence B. Seidman
                  7/2/97                   Lawrence B. Seidman, Manager
                  Date                      Seidman and Associates, L.L.C.

                                            /s/      Lawrence B. Seidman
                  7/2/97                   Lawrence B. Seidman, Manager
                  Date                      Federal Holdings, L.L.C.

                                            /s/      Lawrence B. Seidman
                  7/2/97                  Lawrence B. Seidman, General Partner
                  Date                      Seidman Investment Partnership, L.P.

                  7/2/97                    /s/      Lawrence B. Seidman
                  Date                      Lawrence B. Seidman, Individually

                  7/2/97                    /s/      Richard Whitman
                  Date                               Richard Whitman, President
                                                     The Benchmark Company, Inc.

                  7/2/97                    /s/      Richard Whitman
                  Date                      Richard Whitman, General Partner
                                            Benchmark Partners, LP

                  7/2/97                    /s/     Richard Whitman
                  Date                            Richard Whitman, Individually

                  7/2/97                    /s/     Lorraine DiPaolo
                  Date                           Lorraine DiPaolo, Individually

                  7/2/97                    /s/     Ernest Beier, Jr.
                  Date                         Ernest Beier, Jr., Individually

                  7/2/97                    /s/     Dennis Pollack
                  Date                             Dennis Pollack, Individually

                  7/2/97                    /s/     Lawrence B. Seidman
                  Date                             Lawrence B. Seidman, Manager
                                                 Seidman & Associates II, L.L.C.